Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Friday, May 6, 2011

In This Edition	Merger Process Advances Toward Day One

You’ll learn more about arriving at Day One and some town meeting-style briefings coming soon to NSTAR and NU locations.

Throughout this merger integration process we are committed to keeping you informed.

Thank you for your continued focus on safety and customer service.

Our excitement and optimism about the NU/NSTAR merger continues. With Massachusetts Department of Public Utilities (MDPU) hearings slated for this summer, NU and NSTAR anticipate the merger will close in the second half of 2011. We used October 1, 2011 in the development of our net benefits analysis, which was filed with the MDPU last month.

When the merger was first announced last October, we anticipated 9 to 12 months for state and federal approvals to be finalized. We continue to believe that timeline is appropriate. However, introduction of the new net benefits standard in Massachusetts called for a re-evaluation of the schedule. MDPU hearings start on July 6. Ultimately, when NU and NSTAR receive state and federal approvals determines when we close the transaction.

This merger is the right thing for customers, employees and shareholders. We remain confident that we will obtain all required approvals and complete the merger.

FIT Leads Continue Day One Preparation

With the transaction closing expected to occur in the second half of this year, Functional Integration Teams (FITs) are modifying their work schedule to ensure a continued, balanced focus on both the integration progress and day-to-day business activities.

FIT work focused on Day One readiness items — such as financial reporting systems, policy recommendations, budgeting processes and performance metrics — will continue over the next several months.

However, integration planning aimed at assessing longer-term policies, processes, systems and procedures will be scaled back over the next two to three months. This important work will ramp back up later this summer.

The Integration Project Management Office members will also continue to meet regularly, helping ensure both companies are at the ready for Day One.

Arriving at Day One

Merger Town Meetings Kick-Off This Month

Beginning in May and continuing throughout the merger integration process, employees will have a chance to attend face-to-face briefings on merger-related happenings at key NU and NSTAR locations.

Using a town meeting-style format, these “Arriving at Day One” briefings will provide employees with an opportunity to hear the latest status of the merger, ask questions and get to know the post-close officers. The post-close officers are those senior officers who have been named to lead NU once the merger is complete. They include: Greg Butler, Chris Carmody, Jim Judge, David McHale, Joe Nolan and Lee Olivier.

Employee briefings will run approximately 45 minutes to an hour. Dates, times and locations will be published in NU’s and NSTAR’s employee publications, so keep an eye out for one coming to a work site near you.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”